SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Broadway Financial Corporation

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

111444-10-5

(CUSIP Number)

Steven A. Sugarman
16845 Von Karman Avenue

Suite #200

Irvine, CA 92606

Copies to:

Gary J. Simon

Hughes Hubbard & Reed, LLP
One Battery Park Plaza

New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111444-10-5	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Steven A. Sugarman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,846,154[1]
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,846,154[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,846,154 (see Item 5)[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.57%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

___________

[1]	As of the date hereof, Mr. Sugarman directly owns no shares of common stock, par value $0.01 per share (“Shares”), of Broadway Financial Corporation (the “Registrant”). However, as a result of wholly-owning Sugarman Enterprises, Inc. (“Enterprises”), which controls TCC Manager, LLC (“Manager”), which controls The Capital Corps, LLC (“Capital”), which wholly owns Commerce Home Mortgage, LLC (“Commerce”), Mr. Sugarman may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Sugarman has an indirect interest in a portion of the same 1,846,154 Shares already reported above by virtue of an indirect ownership in Capital. Pursuant to Rule 13d-4 (“Rule 13d-4”) under the Exchange Act, Mr. Sugarman disclaims all such beneficial ownership except to the extent of his pecuniary interest therein.
[2]	Calculation of percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Registrant’s Amendment No. 1 to Form 10-K Annual Report filed with the Securities and Exchange Commission on April 6, 2020 (the “Form 10-K/A”), which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Mr. Sugarman.

CUSIP No. 111444-10-5	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS
Sugarman Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,846,154[3]
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,846,154[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,846,154 (see Item 5)[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.57%[4]
14	TYPE OF REPORTING PERSON (See Instructions)
HC

___________

[3]	As of the date hereof, Enterprises directly owns no Shares. However, as a result of being in control of Manager, which controls Capital, which wholly owns Commerce, Enterprises may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Enterprises disclaims all such beneficial ownership except to the extent of its pecuniary interest therein.
[4]	Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K/A, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Manager.

CUSIP No. 111444-10-5	13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS
TCC Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,846,154[5]
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,846,154[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,846,154 (see Item 5)[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.57%[6]
14	TYPE OF REPORTING PERSON (See Instructions)
HC

___________

[5]	As of the date hereof, Manager directly owns no Shares. However, as a result of being in control of Capital, which wholly owns Commerce, Manager may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Manager disclaims all such beneficial ownership. Pursuant to the internal structures of the Reporting Persons, Manager retains express, full and exclusive control over the voting and disposition of the shares owned by Commerce, which control is exercised by and thus shared with Mr. Sugarman and Enterprises.
[6]	Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K/A, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Manager.

CUSIP No. 111444-10-5	13D	Page 5 of 6

1	NAMES OF REPORTING PERSONS
The Capital Corps, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,846,154[7]
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,846,154[7]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,846,154 (see Item 5)[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.57%[8]
14	TYPE OF REPORTING PERSON (See Instructions)
HC

___________

[7]	As of the date hereof, Capital directly owns no Shares. However, as a result of being the wholly-owning direct parent of Commerce, Capital may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Capital disclaims all such beneficial ownership.
[8]	Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K/A, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Capital.

CUSIP No. 111444-10-5	13D	Page 6 of 6

1	NAMES OF REPORTING PERSONS
Commerce Home Mortgage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,846,154
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,846,154
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,846,154 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.57%[9]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

___________

[9]	Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K/A, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Commerce.

Item 1.	Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D, as amended prior hereto, relating to shares of common stock, par value $0.01 per share, of Broadway Financial Corporation (the “Registrant”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Schedule 13D”) to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings described to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On April 13, 2020, The Capital Corps, LLC (“Capital Corps”) delivered a letter (the “Letter”) to the Board of Directors of the Registrant (the “Board”) proposing binding and non-binding provisions relating to the proposed acquisition by Capital Corps of the Registrant. The non-binding provisions include (i) the acquisition of all of the Registrant’s outstanding shares of common stock for (a) $48.8 million (the “Purchase Price”), or approximately $1.75 per share (representing a premium of approximately 33% to the 30-day average closing prices of the Registrant’s common stock prior to the date of the Letter), less (b) the sum of (1) all transaction-related expenses (as described in the Letter) over 2% of the Purchase Price plus (2) any reduction in the Registrant’s book value subsequent to December 31, 2019 through the execution of the definitive agreement relating to the proposed acquisition, (ii) Capital Corps and the Registrant will negotiate in good faith to agree upon a definitive agreement setting forth in detail the terms and conditions of definitive documents within 90 days of the full execution of the Letter (subject to extension) at the end of which the Letter will terminate, except for certain binding provisions. The Letter’s non-binding provisions include the Registrant’s conduct of business in the ordinary course, waiver of the Registrant’s “poison pill”, reasonable access to information, confidentiality, publicity and each party bearing its own costs.

The potential acquisition would be subject to the approval of the Board and the shareholders of the Registrant and the Reporting Persons and the negotiation and execution of mutually agreeable definitive transaction documents and certain other conditions contained in the Letter. Other conditions to closing would include, without limitation, regulatory approvals. No assurances can be given that any transaction will be consummated, whether on the terms outlined in the Letter or at all.

The foregoing summary does not purport to be or contain a complete description of the Letter, a copy of which is filed as Exhibit 99.3 to this Amendment No. 3 and incorporated herein by this reference.

Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described herein and as follows. The Reporting Persons are continually reviewing their interest in the Registrant. Depending upon (i) the Registrant’s businesses, assets and prospects and the outcome of discussions with the Board regarding a potential acquisition, (ii) other plans and requirements of the Reporting Persons, (iii) general economic conditions and overall market conditions and the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act, (iv) the price at which shares of Common Stock are available for sale, and (v) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may seek to pursue the potential acquisition with the Registrant or to not pursue the potential acquisition and instead decrease their holdings of Common Stock, and may seek to engage in communications with management or the Board of Directors of the Registrant or with other stockholders of the Registrant concerning the Issuer’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, and either individually or together with others may make additional proposals with respect to the Registrant that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Letter from The Capital Corps, LLC to the Registrant dated April 13, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2020

SUGARMAN ENTERPRISES, INC.

By:	/s/ Steven A. Sugarman
Name: Steven A. Sugarman
Title: President

TCC MANAGER, LLC

By: Sugarman Enterprises, Inc., as its Manager

By:	/s/ Steven A. Sugarman
Name: Steven A. Sugarman
Its:President

THE CAPITAL CORPS, LLC

By: TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
Name: Carlos P. Salas
Title: President

COMMERCE HOME MORTGAGE, LLC

By: The Capital Corps, LLC, as its Manager

By: TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
Name: Carlos P. Salas
Title: President

/s/ Steven A. Sugarman
Steven A. Sugarman